Media release



06015837

082-34643

SUPPL

UNAXIS

Rule 12g3-2(b) File No. ~~82-5186~~

The ... y is only just beginning

Unaxis significantly beats expectations in first half of 2006

- **Order intake rose by 35 percent to CHF 963.4 million in the first half of 2006 (H1 2005: CHF 714.0 million)**
- **Sales went up by 12 percent to CHF 789.2 million**
- **EBIT grew to CHF 126.1 million (H1 2005: CHF -112.1 million)**
- **Net profit of CHF 117.9 million, corresponding to a net profit margin of 15 percent**
- **The targets for 2006 of 15 percent sales growth and 15 percent net profit margin are confirmed**
- **The eight business units are being reorganized into four segments: Oerlikon Balzers Coating, Oerlikon Leybold Vacuum, Oerlikon Components and Oerlikon ESEC Semiconductor**

Pfäffikon SZ, August 4, 2006 – Unaxis achieved an excellent result in the first half of 2006, thereby significantly exceeding expectations. Group sales rose 12 percent to CHF 789.2 million. EBIT grew from CHF -112.1 million to CHF 126.1 million, corresponding to an EBIT margin of 16 percent. Order intake went up by 35 percent to CHF 963.4 million. Net profit improved from CHF -116.6 million in the first half of 2005 to CHF 117.9 million, giving a net profit margin of 15 percent. The first half of 2006 has therefore turned out to be one of the best in the history of our company.

"This result is attributable to excellent growth in all our segments, a product and innovation offensive, centralized management and optimized, more efficient business processes," said Thomas Limberger, CEO of Unaxis. "2006 is a year of breakthrough and growth for Unaxis," he continued. Since the change of management a year ago, this is now the fourth successive quarter of growth in sales and earnings compared with the same period of the previous year. "The second half is traditionally stronger than the first. We are confident that we shall achieve our targets of 15 percent growth in sales and a 15 percent net profit margin for 2006 as a whole," added Limberger.

These results provide dramatic confirmation of the success of the strategy implemented in mid-2005, concentrating on the core business areas of thin film and vacuum technology and

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

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 on the component business (precision technology), with a decided focus on clients, technologies and markets. Highlights of the first half of 2006 include:

- Oerlikon Balzers Coating, Systems: Solar is at present the only company in the world able to supply equipment for the production of thin film solar modules. Exceptionally high demand means that rapid growth can be expected in the medium to long term. Orders taken in the first six months of production came to CHF 88.1 million.
- Oerlikon Balzers Coating, Services: Our strategy of building in-house coating centers at the customer's premises is meeting with widespread market acceptance. New, highly automated coating processes are boosting productivity and improving operating efficiency. EBIT has grown from CHF 15 million to CHF 27 million.
- Oerlikon Leybold Vacuum: This business area is growing twice as fast as the market thanks to innovative new products and improved processes, which have pushed up EBIT to CHF 22.1 million (EBIT margin of 11 percent) in the first half of 2006, compared to CHF - 3.1 million in the same period of the previous year.
- Oerlikon Components: The Optics business area has acquired a stake in the US technology company Novalux. The aim is to join development and marketing of new kinds of laser modules suitable for mass production thanks to lower manufacturing costs.
- Oerlikon ESEC Semiconductor: This segment again achieved notable success in the first half, thanks to new products. This was reflected in a 126 percent rise in sales to CHF 132.4 million and an EBIT of CHF 23.9 million (EBIT margin 18 percent; previous year: -70 percent). This means that we are setting the benchmarks for the industry.

"We are systematically capitalizing on this success. The rebranding to "Oerlikon" and a thorough reorganization have laid the ideal foundations for this process," said Georg Stumpf, Chairman of the Board of Unaxis.

Oerlikon as a synonym for innovation

The change of name to "Oerlikon" symbolizes the fresh impetus being brought to the Group. The use of a single brand is a crucial feature of the new corporate culture. "Exactly 100 years after the founding of the company we are building on its successful tradition. We intend to

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 make Oerlikon a globally recognized synonym for innovation and high technology once again," states Georg Stumpf, Chairman of the Board. The name is at the same time a clear reference to the company's long industrial tradition. It brings to mind typical Swiss values such as quality, reliability, precision and inventiveness. Preparations for the implementation of the new brand name progressed so well in the first half that the global rebranding can begin shortly.

Forward-looking reorganization of the Group

The rebranding is being accompanied by a fundamental reorganization of the Oerlikon Group (see diagram). At the time of the change of management in 2005 the Group consisted of eight independently managed business areas with inefficient cost structures and which failed to exploit potential synergies. The new organizational structure splits up the business areas according to core technology as well as systems and services.

New structure of the Oerlikon Group

oerlikon

oerlikon balzers coating	oerlikon leybold vacuum	oerlikon components	oerlikon esec semiconductor
Systems · Data Storage · Wafer · Solar **Services** · Job Coating	**Systems** · Forevacuum · Highvacuum **Services**	· Optics · Space · Solutions	

This split corresponds to market requirements far better, thus improving customer orientation. Clearly demarcated areas of responsibility and the centralized administration of processes such as accounts, procurement and logistics are boosting the efficiency and effectiveness of the organization. At the same time, synergies are being exploited in many areas, including research and development, production and marketing. Financial reporting also reflects the new structure. From now on, therefore, Unaxis will provide comprehensive reporting which meets the needs of the financial and capital markets.

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Outlook

Unaxis has excellent business prospects. Our segments are perfectly positioned thanks to the successful restructuring and reorganization. "Our employees are committed to the new culture of achievement and it is thanks to their efforts that such outstanding results have been achieved in the first half," said CEO Thomas Limberger. Our cutting-edge products, exceptional quality and new strategy of customer orientation mean that we are clearly outpacing the market in all business areas. The company still has huge potential, however. Our research and development efforts are being focused on promising projects, so that significant product innovations and new fields of application will continue to stimulate growth and set technological standards over the medium to long term. Targeted acquisitions will also drive growth. Limberger: "Our company's success story is only just beginning."

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected. Rounding-off differences may lead to apparent discrepancies in the published figures.

For further information please contact:
Unaxis Holding AG
Corporate Communications
Burkhard Böndel
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

 Key figures

Group

in CHF million	First half 2006	First half 2005
Sales	789	702
EBIT	126	-112
Net profit	118	-117
Order intake	963	714
Order backlog	525	518

Oerlikon Balzers Coating

in CHF million	First half 2006	First half 2005
Sales	361	358
EBIT	50	-75
Order intake	487	339
Order backlog	224	247

In detail – Oerlikon Balzers Coating, Systems

in CHF million	First half 2006	First half 2005
Sales	155	174
EBIT	23	-90
Order intake	281	155
Order backlog	224	247

In detail – Oerlikon Balzers Coating, Services

in CHF million	First half 2006	First half 2005
Sales	206	184
EBIT	27	15
Order intake	206	184
Order backlog	0	0

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Oerlikon Leybold Vacuum

in CHF million	First half 2006	First half 2005
Sales	210	185
EBIT	22	-3
Order intake	219	191
Order backlog	53	44

In detail – Oerlikon Leybold Vacuum, Systems

in CHF million	First half 2006	First half 2005
Sales	159	136
EBIT	13	-10
Order intake	166	141
Order backlog	53	44

In detail – Oerlikon Leybold Vacuum, Services

in CHF million	First half 2006	First half 2005
Sales	51	49
EBIT	10	7
Order intake	53	50
Order backlog	0	0

Oerlikon Components

in CHF million	First half 2006	First half 2005
Sales	85	100
EBIT	12	-1
Order intake	116	115
Order backlog	211	201

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 Oerlikon ESEC Semiconductors

in CHF million	First half 2006	First half 2005
Sales	132	59
EBIT	24	-40
Order intake	141	69
Order backlog	37	25

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.